SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          INTELECT COMMUNICATIONS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    458144102
                                 (CUSIP NUMBER)

                                JOHN L. THOMPSON
                                   SJMB, L.P.
                                C/O SJMB, L.L.C.
                          777 POST OAK BLVD., SUITE 950
                              HOUSTON, TEXAS 77056
                                 (713) 871-0799
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 2, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

     CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT. [ ]

  The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 458144102                                                      13D/A
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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

SJMB, L.L.C.  76-0559974
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 (2) Check the Appropriate Box if a Member     (a)  [ ]
     of a Group*                               (b)  [ ]
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 (3) SEC Use Only

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 (4) Source of Funds*
       N/A
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
                                                                        Delaware
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                          3,911,135
 by Each Reporting            --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                  0
                              --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                          3,911,135
                              --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                  0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   3,911,135
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                         4.3%
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(14) Type of Reporting Person*
                                                                          CO
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
ITEM 1. Security and Issuer.

This statement constitutes Amendment No. 5 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 16, 1998, (the "Original Filing"), with respect to shares of the common stock, par value $.01 per share (the "Common Stock"), of Intelect Communications, Inc., a Delaware corporation ("ICOM") of 1100 Executive Drive, Richardson, Texas 75081, beneficially owned by SJMB, L.P., a Delaware partnership ("SJMB"). This Amendment No. 5 reflects certain material changes in the information set forth in the Original Statement, as follows:

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is herby amended in its entirety to read as follows:

The Partnership beneficially owns shares of Common Stock. The Partnership has the sole power to vote and dispose the Shares.

Effective February 12, 1998, ICOM and St. James Capital Partners, L.P. ("SJCP"), an affiliate of the Partnership, entered into a financing arrangement pursuant to which ICOM agreed to issue 1,500,000 warrants and a Convertible Promissory
Note in the principal amount of $15,000,000 (the "Convertible Note") in exchange for $15,000,000 (the "Financing"). The unpaid principal amount of the Convertible Note, together with any unpaid interest accrued thereon, is convertible in whole or in part at any time into shares of Common Stock based on a conversion price of $9.082, subject to adjustment for certain dilutive events. SJCP has the right to acquire up to 1,651,618.5 shares of Common Stock upon the conversion of the Convertible Note. The terms and conditions of the Financing are governed by that certain Agreement of Purchase and Sale dated February 12, 1998, by and between ICOM and SJCP (the "Purchase Agreement"). The Financing closed on February 12, 1998.

Additionally, on February 12, 1998, ICOM and SJCP executed a Registration Rights Agreement pursuant to which ICOM granted to SJCP certain demand and piggy-back registration rights with respect to the Shares that are issuable upon conversion of the Convertible Note and upon exercise of the warrants issued in connection with the Financing (the "Registration Rights Agreement"). The Registration Rights Agreement contains standard standstill and indemnification provisions and contains a provision providing for the amendment of the Registration Rights Agreement to incorporate the terms of any more favorable registration rights granted to a third party by ICOM.

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
An Assignment and Acceptance was executed as of March 30, 1998 assigning to the Partnership 13/15ths of SJCP's interest in and to all of SJCP's rights, and 100% of SJCP's obligations under the Purchase Agreement and transaction documents as of March 30, 1998 including, without limitation, such percentage interest in SJCP's obligation to make advances, the advances owing to SJCP, the Convertible Note held by SJCP, the warrants held by SJCP, SJCP's interest in collateral, and SJCP's registration rights in respect of Common Stock.

Effective as of April 2, 1998, ICOM and the Partnership executed a revised Convertible Promissory Note in the principal amount of $13,000,000 (the "Revised Convertible Note") with an outstanding balance of $8,000,000. The terms and conditions of the Revised Convertible Note are governed by the Assignment and Acceptance dated March 30, 1998. Up to 880,863 shares of Common Stock shall be issuable upon conversion of the Revised Convertible Note within the next sixty
(60) days. The Revised Convertible Note bears interest at a rate of seven percent (7%) per annum and may be converted by the Partnership at any time. ICOM has the right to require conversion of the Revised Convertible Note if the market price for a share of Common Stock as of the last trade for fifteen (15) out of seventeen (17) consecutive trading days is $13.50 or more.

1,200,000 of SJCP's 1,500,000 warrant shares were assigned to the Partnership under the terms of the Assignment and Acceptance dated March 30, 1998. Such warrants are presently exercisable at a price of $7.50 per share, subject to adjustment for certain dilutive events, and are evidenced by a Warrant Certificate dated April 2, 1998. These warrants expire on February 12, 2001.

Following the Assignment and Acceptance executed as of March 30, 1998 between SJCP and the Partnership, the Partnership assigned a portion of the Revised Convertible Note ($800,000) and warrants to purchase shares of Common Stock (120,000 warrant shares) to Falcon Seaboard Investment Co., L.P., an unrelated third party, leaving the Partnership with a Revised Convertible Note of $12,200,000, with an outstanding balance of $7,200,000 convertible into 792,777 shares of Common Stock and warrants to purchase 1,080,000 shares of Common Stock.

On August 13, 1999 SJMB entered into a Repayment and Exchange Agreement (the "Agreement") related to the Note that provided among other things, SJMB the ability to convert all accrued and unpaid principal and interest into common stock. About that time, SJMB converted $703,631 of accrued and unpaid principal and interest into 1,055,393 shares of common stock at $0.67 per share. Does not include $74,632 of unpaid principal and interest (111,942 shares of common stock) beneficially owned by Falcon Seaboard Investment Co., L.P. through a participation agreement with SJMB. On January 19, 2000, SJMB converted an additional $5,400,000 of accrued and unpaid principal and interest into 3,280,848 shares common stock at a price equal to $1.6459 per share. Does not include $600,000 (364,539 shares of common stock) of unpaid principal and interest which is beneficially owned by Falcon Seaboard Investment Co., L.P. through a participation agreement with SJMB. On April 24, 2000, SJMB converted an additional $1,350,000 of accrued and unpaid principal and interest into 690,797 shares of common stock at a price of $1.9543 per share. Does not include $150,000 (76,755 shares of common stock) of unpaid principal and interest which is beneficially owned by Falcon Seaboard Investment Co., L.P. through a participation agreement with SJMB. On June 20, 2000, SJMB converted an additional $720,368 of accrued and unpaid principal and interest into 401,115 shares of common stock at a price of $1.7959 per share. Does not include $80,041 (44,568 shares of common stock) of unpaid principal and interest which is beneficially owned by Falcon Seaboard Investment Co., L.P. through a participation agreement with SJMB. As of June 21, 2000, SJMB no longer has any convertible principal or accrued interest outstanding from ICOM.

SJMB sold the following amounts of ICOM stock on the following dates: (Does not include shares beneficially owned by Falcon Seaboard Investment Co., L.P. through a participation agreement with SJMB.)

      December 1, 1999       318,756
      December 2, 1999       731,846
      March 21, 2000         190,800
      March 24, 2000          36,720
      March 28, 2000         160,110
      March 29, 2000         120,420
      March 30, 2000          70,200
      March 31, 2000         306,450
      April 18, 2000          16,020
      May 5, 2000            130,230
      May 8, 2000            144,000
      June 2, 2000           242,730
      June 6, 2000            54,000
      June 8, 2000            45,000
      June 9, 2000            28,170
      June 12, 2000           31,500
      June 27, 2000           47,394
      June 29, 2000          132,660
      June 30, 2000           64,948
      July 7, 2000            14,040
      July 13, 2000           45,000
      July 17, 2000           94,680
      July 19, 2000           76,860
      July 21, 2000           49,500
      July 28, 2000           90,000

      August 2, 2000         126,000
      August 3, 2000          81,000
      August 9, 2000         117,000
      August 11, 2000         29,880
      August 23, 2000         69,750
      August 24, 2000         22,500
      August 25, 2000        207,804
      August 28, 2000        340,110
      August 29, 2000         52,200
      September 5, 2000      308,205

SJMB also holds 1,080,000 shares of common stock issuable upon the exercise of warrants issued on April 2, 1998 and 382,500 shares of common stock issuable upon the exercise of warrants issued on January 13, 1999 and an additional 1,621,801 shares pursuant to anti-dilution provisions in such warrants as of November 10, 1998. (Does not include 430,642 shares of common stock and 342,700 shares of common stock issuable upon the exercise of warrants which are beneficially owned by Falcon Seaboard Investment Co., L.P. through a participation agreement with SJMB.) The warrants, which were filed with the Securities and Exchange Commission on March 31, 1998 as Exhibit 10.70 in ICOM's 10-K for the year ended 1997, require ICOM to inform SJMB of events that trigger the warrant anti-dilution provisions and the impact of such events. ICOM has not formally informed SJMB of any such events subsequent to November 10, 1998. However, SJMB believes that several events have occurred that trigger the warrant anti-dilution provisions and the foregoing does not include additional shares that will be issued to SJMB nor any adjustment to the exercise price as the result of such subsequent events. SJMB has requested ICOM clarify the details of any such subsequent events and is currently waiting for such clarification. Once ICOM, in compliance with the anti-dilution provisions of the warrants, informs SJMB of the additional warrants and adjustment to the exercise price to be issued as a result of the subsequent event, SJMB will further amend to reflect the additional shares to which it is a beneficial owner. In July, 2000 ICOM was served with a lawsuit in a case styled St. James Capital Partners, L.P. and SJMB, L.P. v. Intelect Communications, Inc. filed in state district court in Harris County, Texas. As has been previously disclosed by ICOM, ICOM and St. James Capital Partners, L.P. ("SJCP") and SJMB, L.P. ("SJMB")(SJCP and SJMB collectively "St. James") are in disagreement as to the operation of the anti-dilution provisions in warrants which ICOM issued to St. James. The dispute in question relates to warrants originally issued to St. James in April 1998 at an exercise price of $7.50 per share to purchase an aggregate of 1.5 million shares, and an additional 535,000 shares issued to them in January 1999 at an exercise price of $3.20 per share. St. James has petitioned the court for declaratory relief, among other claims, to require the ICOM to acknowledge that St. James is entitled to a re-set of the exercise price on each of the warrants to a price of $0.561 per share and would be entitled to an aggregate of approximately 25 million shares to be issued upon exercise of such warrants. (These amounts include amounts beneficially owned by Falcon Seaboard Investment Co., L.P.)

SJMB disclaims ownership of all shares subject to the participation agreement with Falcon Seaboard Investment Co., L.P.

SJMB and the limited partners of the Partnership are entitled to profits and losses resulting from any disposition of the Shares, excluding all shares beneficially owned by Falcon Seaboard Investment C., L.P., in accordance with the provisions of the Partnership's Agreement of Limited Partnership (the "Partnership Agreement").

Dated: September 15, 2000



                                         SJMB, L.L.C.

                                         By: /s/ JAMES H. HARRISON
                                         Name:   James H. Harrison
                                         Title:  Vice President

                                         SJMB, L.P.
                                         By: SJMB, L.L.C.,
                                         General Partner

                                         By: /s/ JAMES H. HARRISON
                                         Name:   James H. Harrison
                                         Title:  Vice President

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